UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under

Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 001-34698

EXCEL TRUST, INC.

(BRE Retail Centers Corp as successor by merger to Excel Trust, Inc.)

(Exact name of registrant as specified in its charter)

17140 Bernardo Center Drive, Suite 300

San Diego, California 92128

(858) 613-1800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 Par Value

8.125% Series B Cumulative Redeemable Preferred Stock, $0.01 Par Value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: 0

8.125% Series B Cumulative Redeemable Preferred Stock: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, BRE Retail Centers Corp, as successor by merger to Excel Trust, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 13, 2015

BRE RETAIL CENTERS CORP

By:	/s/ James Y. Nakagawa
Name: James Y. Nakagawa
Title: Chief Financial Officer